    As filed with the Securities and Exchange Commission on November 13, 2001
                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

                              --------------------

                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                              --------------------

                                MGI PHARMA, INC.
             (Exact name of Registrant as specified in its charter)

                              -------------------

      Minnesota                     2384                     41-1364647
   (State or other           (Primary Standard           (I.R.S. Employer
   jurisdiction of         Industrial Classification      Identification
  incorporation or              Code Number)                   Number)
   organization)

                     5775 West Old Shakopee Road, Suite 100
                          Bloomington, Minnesota 55437
                                 (952) 346-4700

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              --------------------

                               Charles N. Blitzer
                             Chief Executive Officer
                                MGI PHARMA, INC.
                     5775 West Old Shakopee Road, Suite 100
                          Bloomington, Minnesota 55437
                                 (952) 346-4700
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                               -------------------

                                   Copies to:

                             Timothy S. Hearn, Esq.
                              Dorsey & Whitney LLP
                        50 South Sixth Street, Suite 1500
                          Minneapolis, Minnesota 55402
                                 (612) 340-2600
                            Facsimile: (612) 340-8738

                               ------------------

         Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

-------------------------------------------------------------------------------------------------------------
                                      CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
                                                                       Proposed Maximum
                                                   Proposed Maximum        Aggregate          Amount of
  Title of each Class of       Amount to be         Offering Price       Offering Price      Registration
Securities to be registered   registered (1)         per share (2)            (2)                Fee
-------------------------------------------------------------------------------------------------------------
      Common Stock,
     $0.01 par value          3,025,000 shares       $   13.60          $   41,140,000         $   10,285
-------------------------------------------------------------------------------------------------------------

(1) This amount represents shares to be offered by the selling shareholders from time to time after the effective date of this Registration Statement at prevailing market prices at time of sale. In addition to the shares set forth in this table, the number of shares to be registered includes an indeterminable number of shares as may become issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of the Securities Act of 1933, as amended.
(2) Estimated solely for the purposes of calculating the registration fee based upon the average of the high and low sales prices of the Registrant's Common Stock on November 12, 2001, as reported on the Nasdaq National Market.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

*******************************************************************************
The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
*******************************************************************************


                 Subject to completion, dated November 13, 2001




                                3,025,000 Shares


                                MGI PHARMA, INC.


                                  Common Stock


--------------------------------------------------------------------------------



3,025,000 shares of the common stock, $.01 par value, of MGI PHARMA, Inc. are being offered by this prospectus. The shares will be sold from time to time by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sales.

Our common stock is traded on the Nasdaq National Market under the symbol "MOGN." On November 12, 2001, the last sale price of our common stock as reported on the Nasdaq National Market was $14.22 per share.

                             ----------------------


This investment involves risk. See "Risk Factors" beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


             The date of this prospectus is ________________, 2001.

                              ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"). The prospectus relates to 3,025,000 shares of our common stock which the selling shareholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

These shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of any exemption from registration or effect a registration in connection with any offer and sale of these shares.

This prospectus describes certain risk factors that you should consider before purchasing these shares. See "Risk Factors" beginning on page 2. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."


                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Summary....................................................................1
Risk Factors...............................................................2
Selling Shareholders......................................................12
Plan of Distribution......................................................13
Legal Matters.............................................................14
Experts...................................................................14
Where You Can Find More Information.......................................14

--------------------------------------------------------------------------------

                                     SUMMARY

Business of MGI PHARMA

MGI PHARMA, INC. is an oncology focused pharmaceutical company. We acquire, develop and commercialize differentiated pharmaceutical products that meet patient needs. We currently market and promote several products through our 50-person specialty sales organization. We generated revenues from product sales of approximately $21.3 million in 2000 and approximately $23.1 million in the first nine months of 2001. In addition we are developing irofulven, palonosetron and MG98 for, or to support, the treatment of cancer. We also intend to expand our product portfolio through the acquisition and licensing of product candidates and approved products for sale in the United States through our specialty sales organization.

Irofulven is our lead product candidate for the treatment of cancer. It is the first product candidate that we are developing from our proprietary family of naturally derived compounds called acylfulvenes. We are currently developing irofulven for the treatment of various cancers through a series of human trials, including Phase 1 clinical trials designed to evaluate the safety and maximum tolerated dose using different dosing schedules and in combination with certain currently marketed chemotherapies, as well as Phase 2 clinical trials designed to evaluate the efficacy of irofulven in particular types of cancer. Based on our analysis of interim results from our Phase 2 trials of irofulven, we believe that irofulven is well-tolerated as a chemotherapeutic, and is potentially active as an anti-tumor agent for the treatment of ovarian, pancreatic and prostate cancers. In February 2001, we enrolled the first patient in a Phase 3 clinical trial designed to evaluate the safety and efficacy of irofulven in approximately 300 pancreatic cancer patients whose disease has progressed following treatment with the current standard-of-care chemotherapeutic for pancreatic cancer. We intend to have this Phase 3 clinical trial serve as the fundamental basis for regulatory approval of irofulven for commercial sale in the United States.

In April 2001, we entered into definitive agreements with Helsinn Healthcare SA which granted us exclusive U.S. and Canadian license and distribution rights to the product candidate palonosetron. Palonosetron is a 5-HT3 antagonist with an extended half-life. It is in Phase 3 development for the prevention of chemotherapy-induced nausea and vomiting. Helsinn expects to complete Phase 3 trials in order to submit a new drug application for palonosetron in the first half of 2002.

MG98 is a product candidate we are developing for the purpose of blocking production of the enzyme DNA methyltransferase. DNA methyltransferase inhibits the proper expression of genes that would otherwise slow or stop tumor growth. MG98 has demonstrated anti-cancer activity in a Phase 1 dose escalation trial. Phase 2 trials of MG98 in head and neck and renal cancer patients are ongoing, and we intend to further develop MG98 in other cancers affected by DNA methyltransferase.

Our primary commercial product, Salagen Tablets, accounted for approximately 88 percent of our product sales in the first nine months of 2001and approximately 96 percent of our product sales in 2000. We market Salagen Tablets in the United States to oncologists as a treatment for the symptoms of radiation-induced xerostomia, or chronic dry mouth, in head and neck cancer patients. We also market Salagen Tablets in the United States as a treatment for the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the body's moisture-producing glands. We market Salagen Tablets outside the United States through our alliances with international pharmaceutical companies. Salagen Tablets are approved for commercial sale in 21 countries.

In November 2000, we acquired HEXALEN(R) (altretamine), an oral chemotherapy for the treatment of recurrent ovarian cancer. In January 2001, we obtained exclusive marketing and distribution rights in the United States to Mylocel(TM) Tablets, a recently approved unique dosage form of hydroxyurea for the treatment of certain malignancies. We commenced direct promotion, or face-to-face sales calls, of HEXALEN Capsules and Mylocel Tablets in the first quarter of 2001.

Office Location

Our principal executive offices are located at 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437 and our telephone number is (952) 346-4700.

Corporate Information

We were incorporated under the name Molecular Genetics, Inc. in Minnesota in November 1979. We have trademark protection on Salagen(R), HEXALEN(R), MGI(R), MGI PHARMA(R) and our logo. This prospectus also includes trade names and marks of other companies.

--------------------------------------------------------------------------------

                                  RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

If we do not have net income in the future, we may be unable to continue our operations.

We have a limited history of profitability. We expect to incur significant research and development expenses over the next several years as we continue to devote substantial resources to the development and commercialization of irofulven, palonosetron, MG98 and other product candidates. Therefore, unless we are able to increase significantly revenues from the launch of additional products, we will not have net income. Furthermore, because research and development costs are generally independent of revenues, a delay or decline in revenues from the sale of our currently available products could cause our operating results to decline significantly in any given quarter. If we continue to sustain losses, we may be unable to continue our business operations as planned.

Our operating results may fluctuate significantly, which may adversely affect our stock price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

         o        changing demand for our current products, particularly Salagen
                  Tablets;

         o        third parties introducing competing products;

         o        the pace and breadth of our development programs;

         o expenditures we incur to acquire, license, develop and promote additional products;

         o        availability of product supply from third-party manufacturers;

         o        changes in sales and marketing expenditures; and

         o        the timing of licensing and royalty revenues.

For the nine months ended September 30, 2001, we had a loss of $24.6 million, compared to a loss before cumulative effect of change in accounting principle of $10.1 million for the year ended December 31, 2000. The continuing pattern of losses is primarily a result of increased research and development spending, including license fees for palonosetron (a cancer supportive care product in Phase 3 development) and related support functions.

Variations in the timing of our future revenue and expense could also cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. Therefore, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful. However, securities analysts and investors may set expectations about our business based upon past operating results. Consequently, if our operating results do not follow past trends, our stock price may decline.

If we fail to obtain additional capital to grow our business, we will be unable to complete our product acquisition, licensing and development programs.

We need to raise additional funds for various reasons including the following:

         o        to develop fully irofulven and other acylfulvene analogs;

         o        to develop products we have acquired or licensed;

         o        to support the marketing and sales of our products;

         o to acquire or license additional products or product candidates;

         o        to obtain necessary working capital; and

         o        to fund operating losses.

We may seek additional funding through public and private financing, including equity and debt financing. Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs.

We depend upon the sale of Salagen Tablets for substantially all of our product revenues. If any factor adversely impacts sales of Salagen Tablets, our product revenues will decrease and may decrease significantly.

We currently derive substantially all of our product revenues from the sale of Salagen Tablets. U.S. sales of Salagen Tablets represented 88 percent of our total product sales and 80 percent of our total revenue for the nine month period ended September 30, 2001, and represented 96 percent of our total product sales and 82 percent of our total revenue for the year ended December 31, 2000. Any factor adversely affecting sales of Salagen Tablets could cause our product revenues to decrease and our stock price to decline. In March 2001, our orphan drug status for Salagen Tablets as a treatment for the symptoms of radiation-induced xerostomia in head and neck cancer patients expired. Our orphan status for Salagen as a treatment of symptoms associated with Sjogren's syndrome expires in April 2005. As a result, competing generic products may enter these markets. In addition, we are aware of two currently marketed products that compete in the same or similar markets as Salagen Tablets. If sales of Salagen Tablets decline as a result of this competition, or for any other reason, our product revenues will decrease and our stock price could decline.

If we do not receive regulatory approvals of irofulven or any of our other product candidates, or if regulatory approval is delayed for any reason, we will be unable to commercialize and sell our products as we expect.

Prior to marketing, each of our product candidates must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources. There is a risk that the FDA or a foreign regulatory authority will not approve in a timely manner, if at all, any product we develop. Generally, the FDA approves for sale only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development. There is also a risk that regulatory authorities in the United States and elsewhere may not allow us to conduct planned additional clinical testing of irofulven or any of our other product candidates, or that, if permitted, this additional clinical testing will not prove that these product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. Once the FDA approves a product for sale, we must also submit any labeling, advertising and promotional material to the FDA for review. There is a risk that the FDA will prohibit use of the marketing material in the form we desire, which could limit the sale of our products and could cause our product revenues to decrease and our stock price to decline.

We are not in control of the development process for palonosetron, a cancer supportive care product in Phase 3 development. The licensor, Helsinn Healthcare SA, is the holder of the investigational new drug application and is sponsoring the studies and trials that are expected to become the basis of a new drug application. The studies and trials are being conducted with the assistance of contract lab and research organizations under the direction of Helsinn.

We currently utilize approximately 86 medical institutions and laboratories to conduct our preclinical and clinical testing. This research must comply with good clinical and laboratory practices as required by the FDA. One contract research organization is responsible for managing 55 of the medical institutions utilized to conduct our clinical testing.

We may encounter delays or rejection due to: (1) changes in FDA policy during the period of development, or (2) changes in the requirements for regulatory review of each submitted new drug application. Even if the FDA approves the marketing application of a product, this approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed.

The FDA also subjects an approved product and its manufacturer to continual regulatory review. The discovery of previously unknown problems with a product may result in restrictions or sanctions on this product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market.

Clinical trials are complex and unpredictable and may produce unexpected results that could affect our ability to commercialize our products.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. The results from preclinical animal studies and early human clinical trials may not be predictive of the results that we will obtain in larger scale testing. Some of the results we are announcing from Phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such Phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. If we fail to adequately demonstrate the safety and efficacy of a product candidate, the FDA would prevent regulatory approval of the product. The appearance of unacceptable toxicities or side effects during clinical trials or commercial use could interrupt, limit, delay or abort the development of a product or, if previously approved and launched, require its withdrawal from the market. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

         o        the size of the patient population;

         o        the nature of the protocol requirements;

         o the diversion of patients to other trials or marketed therapies;

         o our ability to recruit and manage clinical centers and associated trials;

         o        the proximity of patients to clinical sites; and

         o        the patient eligibility criteria for the study.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned.

We depend on a single supplier to provide us with the active ingredient for the production of Salagen Tablets. If such supplier terminates its relationship with us, or is unable to fill our demand for the ingredient, we may be unable to produce Salagen Tablets for commercial sale.

We rely on the Fine Chemicals Division of Merck KgaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active pharmaceutical ingredient in Salagen Tablets. To our knowledge, there is currently no other producer of pharmaceutical-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Merck KGaA terminates, or Merck KGaA is unable to meet our needs for any reason, we will need to find an alternative source of pilocarpine hydrochloride. If we are unable to identify an alternate source, we may be unable to continue producing Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of pilocarpine hydrochloride from an alternate source, any disruption in our supply of pilocarpine hydrochloride could have a material adverse effect on our ability to meet customer demand for Salagen Tablets, which could cause our product revenues to decrease and our stock price to decline.

If our third-party manufacturer of Salagen Tablets or any of our other products ceases operations or fails to comply with applicable manufacturing regulations, we may not be able to meet customer demand in a timely manner, if at all.

We do not have manufacturing facilities and we rely on one third-party manufacturer, Patheon Inc. (formerly known as Global Pharm, Inc.), for the production of Salagen Tablets and other third-party manufacturers for our other products. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire or license, and we have no plans to establish manufacturing facilities. The manufacture of our products is, and will be, subject to current "good manufacturing practices" regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturer of Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Salagen Tablets or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once we obtain approval, the FDA may withdraw it if previously unknown problems are discovered. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory or manufacturing process, the FDA may impose sanctions, including:

         o        marketing or manufacturing delays;

         o        warning letters;

         o        fines;

         o        product recalls or seizures;

         o        injunctions;

         o refusal of the FDA to review pending market approval applications or supplements to approval applications;

         o        total or partial suspension of production;

         o        civil penalties;

         o        withdrawals of previously approved marketing applications; or

         o        criminal prosecutions.

We may derive additional revenues from product co-promotion arrangements we may enter into in the future. If these arrangements terminate for any reason, our revenues could decrease and our stock price could decline.

We may enter into additional co-promotion arrangements in the future. These co-promotion arrangements might provide us with revenue to partially fund our operations. We would have no control over how our co-promotion partners run their own businesses, and existing or future co-promotion partners might pursue and develop drugs that competed with our co-promoted products. If our co-promotion partners terminated these arrangements for any reason, or if we failed to successfully co-promote these products, our revenues could decrease and our stock price could decline.

Our business strategy depends on our ability to identify, acquire, license and develop product candidates and identify, acquire or license approved products.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we fail to acquire or license, develop and commercialize additional products or product candidates, or fail to promote or market commercially successful products, we may not achieve expectations of our future performance and our stock price could decline. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license such products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

If we are unable to maintain relationships with third-party collaborators or enter into new relationships, our research and development costs may increase, and we may not be able to develop any of our product candidates in a timely manner, if at all.

We enter into relationships with third-party collaborators, including manufacturers and suppliers, to assist us in the development of our product candidates. Our collaborators include public research institutions, research organizations, teaching and research hospitals, community-based clinics, testing laboratories, contract product formulation organizations, contract packaging and distribution companies, manufacturers, suppliers and license partners. We consider our arrangements with Patheon Inc., Helsinn Healthcare SA, MethylGene Inc., and Dainippon Pharmaceutical Co. Ltd. to be significant. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the product candidate or the research program covered by the agreement and we may need to devote additional funds or other resources to these activities. Furthermore, if we are unable to enter into new or alternative arrangements to continue these activities, or are unable to continue these activities on our own, we may have to terminate the development program.

Our continued success will depend in large part upon the efforts of outside parties. For the research, development, manufacture and commercialization of our products, we will likely enter into various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot be certain of the actions these parties will take, and there is a risk that:

         o we will be unable to negotiate acceptable collaborative arrangements to develop or commercialize our products;

         o        any arrangements with third-parties will not be successful;

         o third-party collaborators will not fulfill their obligations to us under any arrangements entered into with them; or

         o current or potential collaborators will pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products.

We rely on multinational and foreign pharmaceutical companies to develop and commercialize our products and product candidates in markets outside the United States.

Our strategy for commercialization of our products in foreign markets is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the marketing of Salagen Tablets in markets outside the United States. We have entered into an agreement with Dainippon Pharmaceutical Co., Ltd. for the development and commercialization of irofulven in Japan, with Kissei Pharmaceutical Co., Ltd. for the development and commercialization of Salagen Tablets in Japan and Pharmacia Corporation (formerly Pharmacia & Upjohn Company) for the development and commercialization of Salagen Tablets in Canada. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, these agreements could terminate, which could cause a loss of licensing revenue, a loss of future commercial product potential and a decline in our stock price.

We depend upon licensing revenue from our marketing partners for a material portion of our total revenue. Future licensing revenues from these partners will likely fluctuate from quarter to quarter and year to year depending on:

         o        the achievement of milestones by us or our partners;

         o        the amount of product sales and royalty-generating activities;

         o        the timing of initiating additional licensing relationships;
                  and

         o the continuing obligation, if any, of the Company related to the license payments.

Historically, under our revenue recognition policy, we recognized revenue from initial license fees in the period in which the agreement was signed if there were no significant performance obligations remaining. Revenue from milestone payments was recognized when the milestones were achieved. In December 1999, the SEC issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements, or SAB 101. SAB 101 requires the deferral of revenue until the culmination of the earnings process. Accordingly, license fees and milestone payments must be deferred and recognized over the period during which the revenue is deemed to be earned. Our required implementation of SAB 101, beginning in the fourth quarter of 2000 with retroactive effect to January 1, 2000, altered the revenue recognition stream with respect to licensing arrangements--generally requiring some payments previously recorded in our revenue line item to be deferred and amortized into revenue over a period of time. We implemented SAB 101 with respect to licensing arrangements using a contingency-adjusted performance model. Under this method, revenue related to up-front, time-based and performance-based payments are recognized over the entire contract performance period, starting with the contract's commencement, but not prior to the removal of any contingencies for each individual milestone.

Under this method, we recognize the aggregate of nonrefundable up-front and time-based fees ratably over the effective term of the underlying license and related supply arrangements. We recognize performance-based, contingent license milestone amounts on a pro rata basis in the period the licensee achieves the performance criteria to the extent of the timing of the achievement of the milestone in relation to the term of the underlying arrangements--approximating the extent of contingent performance through the date of the milestone achievement in relation to the full term of the underlying arrangements. We recognize the remaining portion of any milestone payments over the remaining term of the underlying arrangements.

We reported a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, for the cumulative effect of the accounting change as of January 1, 2000 in our fourth quarter 2000 statement of operations. The cumulative effects of this change through September 30, 2000 were $10.9 million in the form of a $9.4 million charge to 2000 net earnings as of January 1 and a $1.5 million restatement of the nine month period ended September 30, 2000. Results for the first three quarters have been restated for any subsequent presentation of 2000 financial results. Amounts previously recognized as revenue but deferred as a result of the implementation of SAB 101 will be amortized into future license revenue over the expected periods of benefit from these collaborative arrangements. The $9.4 million increase in deferred revenue as a result of the cumulative effect of the accounting change as of January 1, 2000 will be amortized into licensing revenue based upon the terms of the underlying arrangements at an estimated rate of approximately $589,000 in each of the years 2000 through 2014 and approximately $569,000 in 2015.

If we fail to compete successfully with our large, multinational competitors, our product revenues could decrease and our stock price could decline.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, MedImmune, Inc.

and Snow Brand Pharmaceuticals, Inc. have drugs that are approved for sale and compete in the same markets as Salagen Tablets. Other pharmaceutical companies are developing products which, if approved by the FDA, will compete directly with Salagen Tablets. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms that Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced lower than our product, then our product revenue could decrease and our stock price could decline.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our product development, marketing and commercialization plans could be harmed.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our product development, marketing and commercialization plans may suffer and our stock price could decline. In particular, we depend on the services of Charles N. Blitzer, our President and Chief Executive Officer, and other members of senior management. We maintain a key person life insurance policy for Mr. Blitzer in the amount of $5 million. None of our executive officers has an employment agreement with us. If we are unable to retain our scientific and management staff, we will need to hire additional qualified personnel for us to pursue our product development, marketing and commercialization plans. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our product development, marketing and commercialization plans will suffer and our stock price could decline.

If we are unable to keep up with rapid technological changes in the pharmaceutical or biotechnology industries, we may be unable to continue our operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. If other companies achieve technological developments in their products, our products may become obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which could result in the termination of the development in one or more of our product candidates, or in the decline in sales of one of our approved products, which could cause our stock price to decline.

If we are unable to obtain intellectual property protection, or protect our proprietary technology, we may be unable to compete effectively and our stock price may decline.

The FDA awarded us orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjogren's syndrome. Our orphan drug protection for Salagen Tablets expired in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and will expire in 2005 for the Sjogren's syndrome indication. Upon expiration of our orphan drug protection for Salagen Tablets, we may face competition from manufacturers of generic versions of Salagen Tablets.

We hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights. The license applicable to these technologies is subject to certain statutory rights held by the U.S. government. Even though we have licensed these patents, we may not have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes. In addition, we licensed rights to patents and patent applications covering MG98, other inhibitors of DNA methyltransferase and palonosetron. Protection of these rights and creation of additional rights involve joint responsibilities between us and the respective license party.

Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

In the event that our technologies or activities taken in the course of developing or selling our products infringe the patents or violate other proprietary rights of third parties, we and our corporate partners may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

         o        these confidentiality agreements will be breached;

         o we will not have adequate remedies for any breach of these agreements;

         o        our trade secrets will otherwise become known; or

         o our trade secrets will be independently discovered and used by competitors.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to cease using the technology or to seek licenses that may not be available from third parties on commercially favorable terms, if at all, or to cease manufacturing and selling our products. This could cause us to terminate the development of one or more of our product candidates, to discontinue marketing an existing product, or to pay royalties to a third party. Any of these events could result in a decline in our stock price.

If the use of one of our products harms people, we may be subject to costly and damaging product liability claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any potential claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us could cause us to incur a significant expense to pay such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could cause us to incur a significant expense to defend such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

If we issue a product recall, we may not sell as much of our products in the future and we may incur significant expenses.

The FDA or other government agencies having regulatory authority for product sales may request product recalls or we may issue product recalls. These product recalls may occur due to manufacturing issues, safety concerns or other reasons. Although none of our products have been recalled, product recalls may occur in the future on these or other grounds. We do not carry any insurance to cover the risk of a product recall. Any product recall could have a material adverse effect on our product revenue and could cause our stock price to decline.

If we or patients using our products are unable to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations, our product sales and stock price could decline.

Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Salagen Tablets generally have been eligible for reimbursement from third-party payors, however, third-party payors are increasingly challenging the pricing of medical products and services. There is much uncertainty as to the pricing flexibility pharmaceutical companies will have with respect to newly approved healthcare products. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could also prevent the recovery of potentially substantial development costs and an appropriate profit margin. This could cause our product revenues or revenue expectations to decrease and our stock price to decline.

There is also much uncertainty about the reimbursement status of healthcare products. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations. Although third-party reimbursement is not currently an issue for us, there is a risk that reimbursement will not be available in the future for our products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our product development and product revenues would be materially and adversely affected and our stock price could decline. In recent years, various parties have proposed a number of legislative and regulatory proposals aimed at changing the nation's healthcare system. These proposals, if enacted, could have a material adverse effect on our product development and product revenues and could cause our stock price to decline. In certain countries, regulatory authorities must also approve the sales price of a product after they grant marketing approval. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our operations, and the operations of our third-party contractors, involve hazardous materials that could expose us to liability if environmental damage occurs.

Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, third parties may hold us liable for any resulting damages, which may exceed our financial resources and may have a material adverse effect on our product development and product revenues.

Our stock price is volatile, which may result in significant losses to shareholders.

There has been significant volatility in the market prices of pharmaceutical and biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

         o        fluctuations in our operating results;

         o announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

         o        published reports by securities analysts;

         o        positive or negative progress with our clinical trials;

         o governmental regulation, including healthcare reimbursement policies;

         o        developments in patent or other proprietary rights;

         o        developments in our relationship with collaborative partners;

         o        public concern as to the safety and efficacy of our products;
                  and

         o        general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Our stock price ranged from $7.50 to $54.75 per share during the twenty-one month period ended September 30, 2001. Broad market fluctuations may also adversely affect the market price of our common stock.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

         o advance notice requirements for shareholder proposals and nominations; and

         o the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights that would be triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

                              SELLING SHAREHOLDERS

We have agreed to register 3,025,000 shares of our common stock owned by the selling shareholders. These shares were acquired by the selling shareholders pursuant to stock purchase agreements effective as of October 31, 2001 between each of the selling shareholders and us. The shares of common stock held by the selling shareholders are being registered to permit public secondary trading of these shares, and the selling shareholders may offer these shares for resale from time to time. See "Plan of Distribution."

The following table presents certain information regarding the selling shareholders' beneficial ownership of our common stock as well as the number of shares of our common stock they may sell pursuant to this prospectus.

                                                     Number of
                                                     Shares of                                 Number of Shares
                                                   Common Stock         Maximum Number         of Common Stock
                                                   Beneficially         of Shares to be          Beneficially
                                                  Owned Prior to        old Pursuant to        Owned After the
                Name                               the Offering         this Prospectus          Offering (1)
-----------------------------------------         ---------------       ---------------        ----------------
BlackRock Funds, Small Cap Growth Equity             500,000                500,000
   Portfolio                                                                                            -0-
Bricoleur Capital Management, LLC                    300,000                150,000                 150,000
Capital Ventures International                       300,000                300,000                     -0-
Deerfield International Limited                      337,276                149,005                 188,271
Deerfield Partners, L.P.                             794,524                350,995                 443,529
DMG Legacy Fund LLC                                    3,705                  3,705                     -0-
DMG Legacy Institutional Fund LLC                     31,295                 31,295                     -0-
DMG Legacy International Ltd.                         15,000                 15,000                     -0-
Domain Public Equity Partners, L.P.                  362,500                 50,000                 312,500
Gryphon Master Fund                                  100,000                100,000                     -0-
Highline Life Sciences Master Fund Ltd.              500,000                500,000                     -0-
Orion Biomedical Fund, LP                             82,150                 82,150                     -0-
Orion Biomedical Offshore Fund, LP                    17,850                 17,850                     -0-
Quantico Partners, L.P.                              100,000                100,000                     -0-
S.A.C. Capital Associates, LLC                       673,000                150,000                 523,000
SDS Merchant Fund, LP                                 25,000                 25,000                     -0-
Special Situations Fund III, LP                      200,000                200,000                     -0-
Summit Capital Partners Ltd.                         200,000                200,000                     -0-
UBS Global Equity Arbitrage Master Ltd.              100,000                100,000                     -0-
----------------------------------------      --------------         --------------           -------------
Total                                              4,642,300              3,025,000               1,617,300

(1)  Assumes the sale of all of the shares offered by this prospectus

                              PLAN OF DISTRIBUTION

We are registering these shares on behalf of the selling shareholders. As used in this prospectus, the term "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own account. We will not receive any proceeds from the sale of the shares. We will bear all fees and expenses in connection with the registration of the shares.

The selling shareholders may offer and sell the shares from time to time, at prices relating to prevailing market prices or at negotiated prices, in one or more of the following methods: ordinary brokers' transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part; transactions involving cross or block trades or otherwise on The Nasdaq National Market; purchases by brokers, dealers or underwriters as principals and resale by the purchasers for their own accounts pursuant to this prospectus; to or through market makers or into an existing market for the shares; in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or any combination of the foregoing, or by any other legally available means. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders regarding the sale of their shares, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. There is no assurance that the selling shareholders will sell any or all of the shares that they offer.

The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Exchange Act.

The selling shareholders may also resell all or a portion of these shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

Upon notification to us by a selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing
(i) the name of the selling shareholder and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed if required.

                                  LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.


                                     EXPERTS

Our financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, given on their authority as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2000 financial statements refers to a change in the method of recognizing licensing revenue as a result of the adoption of SEC Staff Accounting Bulletin No. 101.

The statement of assets acquired and liabilities assumed as of September 30, 2000, and the related statement of direct revenues and direct expenses for the nine-month period then ended of The Hexalen(R) Business of MedImmune, Inc. (as defined in the notes to those financial statements) have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. For further information about us and our common stock, you should review the registration statement and its exhibits and schedules. You may read and copy any document we file with the Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549, as well as at its regional offices located at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

We file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the Commission's public reference room and the regional offices listed above and can be obtained over the Internet through the Commission's web site.

The Commission allows us to incorporate by reference information into this prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superceded by information contained directly in this prospectus.

The documents that we are incorporating by reference are:

         o        our quarterly report on Form 10-Q filed on November 13, 2001;

         o        our quarterly report on Form 10-Q filed on August 14, 2001;

         o        our quarterly report on Form 10-Q filed on May 9, 2001;

         o our annual report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 22, 2001;

         o        our Form 8-K filed on May 9, 2001;

         o        our Form 8-K filed on April 25, 2001;

         o        our Form 8-K filed on March 1, 2001;

         o        our Form 8-K filed on February 14, 2001;

         o        our Form 8-K/A-1 filed on February 5, 2001; and

         o our Form 8-A, filed on October 25, 1982, as amended on July 20, 1987; and our Form 8-A filed on July 15, 1998, as amended on March 20, 2000, all of which contain descriptions of our common stock.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the completion of this offering. The most recent information that we file with the SEC automatically updates and supercedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning William Brown, at MGI PHARMA, INC., 5775 West Old Shakopee Road, Suite 100, Bloomington, MN 55437, (952) 346-4700.

                                 ---------------

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of expenses payable by the Registrant, other than underwriting discounts and commissions, in connection with the registration of the common stock offered hereby. All amounts are estimates except the SEC registration fee.


         SEC Registration Fee.............................  $      10,285
         Nasdaq Listing Fee...............................         20,500
         Legal Fees and Expenses..........................          6,000
         Accounting Fees and Expenses.....................          9,000
         Printing Fees....................................          3,000
         Transfer Agent Fees..............................          1,000
         Miscellaneous....................................          1,000
                                                            -------------
                  TOTAL...................................  $      50,785

Item 15.   Indemnification of Officers and Directors

Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan;
(2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. The Bylaws of the Company provide that the Company shall indemnify its officers and directors under such circumstances and to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

Item 16.   Exhibits

Exhibit
Number         Description of Exhibit
-------        ----------------------

5.1            Opinion of Dorsey & Whitney LLP*
23.1           Consent of KPMG LLP*
23.2           Consent of KPMG LLP*
23.3           Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
24.1           Power of Attorney (included on signature page)

--------------
*    Filed herewith


Item 17.   Undertakings

(a) Rule 415 Offering. The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore is unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) Registration Statement Permitted by Rule 430A. The undersigned registrant hereby undertakes that:

         (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bloomington, State of Minnesota, on November 12, 2001.

                                        MGI PHARMA, INC.

                                        By:    /s/ Charles N. Blitzer
                                            ----------------------------------
                                            Charles N. Blitzer
                                            President, Chief Executive Officer
                                             and Director


                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles N. Blitzer and William C. Brown, and each of them his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this Registration on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect thereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities listed on November 12, 2001:

                 Signature               Title
                 ---------               -----

By:  /s/ Charles N. Blitzer              President, Chief Executive Officer
     ---------------------------------     and Director (principal executive
             Charles N. Blitzer            officer)

By:  /s/ William C. Brown                Chief Financial Officer and
     ---------------------------------     Secretary (principal financial
              William C. Brown             and accounting officer)

By:  /s/ Andrew J. Ferrara               Director
     ---------------------------------
              Andrew J. Ferrara

By:  /s/ Hugh E. Miller                  Director
     ---------------------------------
               Hugh E. Miller

By:  /s/ Philip S. Schein                Director
     ---------------------------------
           Philip S. Schein, M.D.

By:  /s/ Lee J. Schroeder                Director
     ---------------------------------
              Lee J. Schroeder

By:  /s/ David B. Sharrock               Director
     ---------------------------------
              David B. Sharrock

By:  /s/ Arthur L. Weaver                Director
     ---------------------------------
           Arthur L. Weaver, M.D.

                                  EXHIBIT INDEX



   Exhibit
   Number         Description of Exhibit
   -------        ----------------------

     5.1          Opinion of Dorsey & Whitney LLP*
    23.1          Consent of KPMG LLP*
    23.2          Consent of KPMG LLP*
    23.3          Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
    24.1          Power of Attorney (included on signature page)

--------------
*    Filed herewith